UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53655

TOUCHMARK BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Georgia	20-8746061
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3651 Old Milton Parkway, Alpharetta, Georgia  30005

(Address of principal executive offices)

(770) 407-6700

(Registrant’s telephone number, including area code)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)^	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 545

*Explanatory Note: The Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. The Registrant is relying in this Form 15 on guidance issued by the staff of the Securities and Exchange Commission (the “SEC”) with respect to its ability to deregister under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the Jumpstart Our Business Startups Act of 2012.

^Explanatory Note: The Registrant is further relying in this Form 15 on a no-action letter received by the staff of the SEC addressing the Registrant’s ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Touchmark Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2012	By:	/s/ Pin Pin Chau
Pin Pin Chau
President and Chief Executive Officer
(principal executive officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.